AB 3/10

KH 3/9

[redacted]

11018972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200
(No. and Street)

ROSLYN HEIGHTS (City) NY (State) 11577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTHUR PESNER (516) 621-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF-ERE CPAS, LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH, 3RD FLOOR, NEW YORK, NY 10016
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
13

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15

OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.R. HERZIG & CO., INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.R. HERZIG & CO., INC.

PART I

DECEMBER 31, 2010

P.R. HERZIG & CO., INC.
AUDITED ANNUAL REPORT

December 31, 2010

Table of Contents

MBAF E:E
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

Officers and Stockholders
P. R. Herzig & Co., Inc.

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and accompanying information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is accompanying information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

MBAF-ERE CPAs, LLC

New York, NY
February 17, 2011

STATE OF NEW YORK)
)ss.:
COUNTY OF NASSAU)

Thomas Herzig being duly sworn deposes and says:

1. That he is an officer in the firm of P.R. Herzig & Co., Inc.

2. That he has examined the attached Financial Statements and supporting schedules as of December 31, 2010 and to the best of his knowledge and belief, the financial statement and supporting schedules are true and correct.

_______________ (L.S.)

Sworn to before me this

18th day of February 2010

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2014

____
NOTARY PUBLIC

This is to confirm that the 2010 annual statements and operational reports filed with FINRA by P.R. Herzig & Co., Inc. have been made available to all members of the firm.

_______________ L.S.
THOMAS HERZIG

Sworn to before me this,

18th day of February 2010

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15 2011

____
NOTARY PUBLIC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: P.R. HERZIG & CO., INC. [13]	SEC FILE NO.: 8-22589 [14]
	FIRM I.D. NO.: 2185 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): ONE EXPRESSWAY PLAZA, SUITE 200 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 01/01/10 [24]
ROSLYN HEIGHTS [21] (City) NY [22] (State) 11577 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) — Telephone No.	
ARTHUR PESNER	[30]	516-621-0200	[31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MBAF-ERE CPAS, LLC [70]

ADDRESS

440 PARK AVENUE SOUTH [71]	NEW YORK [72]	NY [73]	10016 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

P.R. HERZIG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets:	
Cash	$ 65,421
Securities owned - fair value	3,334,336
Prepaid taxes and expenses	8,390
Security deposit	30,247
Deposit with clearing organization	25,000
Property and equipment, net of accumulated depreciation of $37,495	29,419
Total Assets	**$ 3,492,813**
Liabilities and Stockholders' Equity:	
Liabilities:	
Payable to broker	$ 157,768
Accounts payable and accrued expenses	35,861
Deferred income taxes	100,143
Total Liabilities	293,772
Stockholders' Equity:	
Common stock, authorized 500 shares no par value; issued and outstanding 198 shares	100,000
Retained earnings	3,129,041
	3,229,041
Less: 2 shares of common stock in treasury, at cost	(30,000)
Total Stockholders' Equity	3,199,041
Total Liabilities and Stockholders' Equity	**$ 3,492,813**

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

P.R. Herzig & Co., Inc. (the "Company") was incorporated in New York State on November 2, 1977. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company provides both advisory as well as managed portfolio services to high net worth sophisticated individual investors and institutions based primarily in the New York Metropolitan area.

Investments and Security Transactions

Investments are classified as trading securities and are valued at fair value. Security transactions are recorded on a settlement date basis, which does not differ materially from trade date basis. At times, the Company buys securities on margin. Unrealized appreciation and depreciation is reflected in income currently.

Clearing Arrangements

The Company has a clearing agreement with Pershing LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The Company promptly transmits all funds and delivers all securities to the clearing broker. They do not hold funds or securities for, or owe money or securities to, customers. All customer records and accounts are maintained by Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $25,000 in the clearing organization.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after the balance sheet date through the auditors' report date and date of issuance. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no non-recognized subsequent events that require additional disclosure.

Revenue Recognition

Commission income is recorded on a settlement date basis, which does not differ materially from trade date basis.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents
For financial statement purposes, the Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed on a straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss. No impairment loss was recognized for the year ended December 31, 2010.

Treasury Stock
Treasury stock is recorded at cost.

Valuation of Investment in Securities at Fair Value-Definition and Hierarchy
Securities are recorded at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures.* Under this accounting standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

This standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable units be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about inputs market participants used at the measurement date. The fair value hierarchy is categorized into three levels based on inputs as follows:

Level 1- Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2- Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3- Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Level 3 assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in the standard. The three valuation techniques are as follows:

• Market approach - Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

• Cost approach - Amount that would be required to replace the service capacity of an asset (i.e. replacement cost); and

• Income approach - Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

There was one security held at December 31, 2010 that was not in an active market. This security falls under Level 2 of this hierarchy and was valued by the clearing house using the recent bid price. The company uses the Level 1 fair value hierarchy in the valuation of all other assets and liabilities as the carrying value approximates fair value because of the short maturity of those financial assets and liabilities.

Income Taxes

The Company is subject to taxation as a regular corporation for federal and state purposes. Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

The accounting standard for accounting for uncertainty in income taxes prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with the accounting standard on accounting for uncertain tax positions.

The Company classifies interest and penalties on underpayments of income tax as miscellaneous expense.

The Company files income tax returns in the U.S. and New York State. With few exceptions, the Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2007.

New Accounting Pronouncements
In January 2010, the FASB issued an accounting standard that clarifies and increases the disclosure requirements relating to fair value measurements. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for annual and interim periods ending after December 31, 2009. The accounting standard did not have an effect on the Company's financial statements.

2. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following at December 31, 2010:

		Estimated Useful Life
Furniture and equipment	$ 36,208	5-7
Leasehold improvement	30,706	39
	66,914	
Less: accumulated depreciation and amortization	(37,495)	
	$ 29,419	

Depreciation and amortization expense for the year ended December 31, 2010 was $2,047.

3. COMMITMENTS AND CONTINGENCIES:

Leases
Effective February 1, 2002, the Company entered into a lease for space in Roslyn Heights, New York. The terms of the agreement call for a 5 year period ending January 31, 2007. In December 2006, the Company exercised its option to extend the lease for an additional three year period expiring January 31, 2010, and then extended the lease for an additional period expiring October 31, 2012. The future minimum lease payments are as follows:

For the Year Ending December 31,	
2011	$ 107,075
2012	91,816
	$ 198,891

The rent expense for 2010 was $110,069. The future minimum lease payments are subject to escalation due to increases in real estate taxes.

Profit Sharing Plan
The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2010, a contribution was made for qualified employees in the amount of $20,000. During 2010, a payment of $37,000 was made representing the contribution payable at December 31, 2009.

4. FAIR VALUE MEASUREMENTS ON A RECURRING BASIS:

Investments at December 31, 2010, are as follows:

	Cost		
	Total	Level 1	Level 2
Equity securities	$2,250,512	$2,202,276	$48,236
Money market funds	504,408	504,408	-
Total	$2,754,920	$2,706,684	$48,236

	Fair market value		
	Total	Level 1	Level 2
Equity securities	$2,829,928	$2,722,676	$107,252
Money market funds	504,408	504,408	-
Total	$3,334,336	$3,227,084	$107,252

The Company's equity securities are recorded at fair value using quoted prices from the clearing broker directly from the listed exchange. There was one security which falls under Level 2 of the hierarchy, as it was not in an active market on December 31, 2010. This security was valued by the clearing house using the recent bid price. The money market funds consist of a Federated money market fund and are valued at one dollar per share. These investments are categorized as Level 1 fair value hierarchy in accordance with accounting standards on fair value measurement. The Company had a net unrealized holding gain on trading securities in 2010 of $579,416.

The Company monitors the value of its investments for indicators of impairment, including changes in market conditions and/or the operating results of its underlying investments that may result in the inability to recover the carrying value of the investment. The Company will record an impairment charge if and when it believes any investment has experienced a decline that is other than temporary.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the Company's Statements of Financial Condition and Operations.

5. NET CAPITAL REQUIREMENTS:

Securities and Exchange Commission Rule 15c3-1, SEC Uniform Net Capital Rule, requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital, as adjusted, of $2,705,759 which was $2,605,759 in excess of the required $100,000. The Company's net capital ratio was .07 to 1.00.

6. CONCENTRATION OF CREDIT RISK:

The Company maintains various bank and money market accounts that, at times, may exceed the maximum FDIC limit of $250,000 per bank. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

7. INCOME TAXES:

The provisions for income taxes for the year ended December 31, 2010 consist of the following:

		2010
Current provision:		
Federal	$	6,100
State		(1,486)
		4,614
Deferred provision:		
Federal		42,704
State		32,173
		74,877
Income tax expense	$	79,491

Temporary Differences

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company had approximately $200,000 in capital loss carryforwards available at December 31, 2010, of which approximately $77,000 is expected to be utilized in 2010. These carryforward losses resulted in a difference between the statutory tax rates and the effective tax rate on income before income taxes.

The tax effects of temporary differences that give rise to significant portions of deferred liabilities consist of the following:

		2010
Deferred tax liabilities:		
Securities owned – fair value	$	100,143

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the fiscal year ended December 31, 2010. However, the Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

8. TREASURY STOCK: On December 1, 2010 the Board authorized the buyback of up to 10 shares or 5% of the outstanding common shares of the Company. On December 15, 2010 the majority shareholder sold 2 shares to the Company for $30,000.

P.R. HERZIG & CO., INC.

PART II

DECEMBER 31, 2010

MBAF E:E
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
P. R. Herzig & Co., Inc.

In planning and performing our audit of the financial statements of P. R. Herzig & Co., Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption procedures of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the e Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF-ERE CPAs, LLC

New York, NY
February 17, 2011

P.R. HERZIG & CO., INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2010

Revenues:	
Commissions	$ 1,246,765
Security trading and miscellaneous	367,742
Total revenues	1,614,507
Expenses:	
Salaries and other operating expenses	1,282,215
Net income before income tax expense	332,292
Income tax expense	79,491
Net income for the year	**$ 252,801**

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CASH FLOW

For the year ended December 31, 2010

Cash Flow From Operating Activities:		
Net income for the year	$	252,801
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization		2,047
Deferred income taxes		74,877
Changes in Operating Assets and Liabilities:		
Securities owned - fair value		(419,590)
Due to/from broker		214,256
Prepaid taxes and expenses		434
Security deposit		8,572
Accounts payable and accrued expenses		(36,153)
Net cash provided by operating activities		97,244
Cash Flow From Investing Activities:		
Acquisition of furniture and fixtures		(3,258)
Net cash used in investing activities		(3,258)
Cash Flow From Financing Activities:		
Purchase of common stock for treasury		(30,000)
Dividends paid		(100,000)
Net cash used in financing activities		(130,000)
Net increase in cash		(36,014)
Cash at beginning of year		101,435
Cash at end of year	**$**	**65,421**

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	7,029
Income taxes	$	111

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2010

	Common Stock		Treasury Stock			
	No. of Shares	Amount	No. of Shares	Amount	Retained Earnings	Total
Balance, January 1, 2010	200	$ 100,000	-	$ -	$ 2,976,240	$ 3,076,240
Net income for the year	-	-	-	-	252,801	252,801
Purchase of common stock for treasury	(2)	-	2	(30,000)	-	(30,000)
Dividends paid	-	-	-	-	(100,000)	(100,000)
Balance, December 31, 2010	**198**	**$ 100,000**	**2**	**$ (30,000)**	**$ 3,129,041**	**$ 3,199,041**

The accompanying notes are an integral part of the financial statements.

For the year ended December 31, 2010

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders' Equity		$ 3,199,041
Add: Deferred income tax liability		100,143
Less: Nonallowable assets:		
Furniture and leasehold improvements	$ 29,419	
Petty cash	39	
Security deposit	30,247	
Prepaid expenses	8,390	
		68,095
		3,231,089
Less: Blockage		9,332
Less: Haircuts on securities:		
15% of market value of equity securities long	423,089	
2% of maket value of money market funds	10,088	
Undue concentration	82,821	
		515,998
Net Capital		$ 2,705,759
Aggregate indebtedness		$ 193,629
Percentage of aggregate indebtedness to net capital	7.16%	
Note:		
Net capital as computed above		$ 2,705,759
Net capital per unaudited Focus Report		2,705,759
Variance		$ -

For the year ended December 31, 2010

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1 The firm's minimum capital requirement is $12,909 or	$ 100,000
2 The excess net capital at December 31, 2010 is computed as follows:	
Net Capital per Page 12-A of the Annual Report	$ 2,705,759
Less: Minimum Capital Requirement	100,000
Excess Net Capital - December 31, 2010	$ 2,605,759

3 There are no financial instruments with concentration of credit risk.

SCHEDULE II
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

P.R. HERZIG & CO., INC.

Anti-Money Laundering Agreed-Upon Procedures

DECEMBER 31, 2010

MBAF ERE
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

**INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES**

To the Officers and Stockholders
P.R. Herzig & Co., Inc.

We have performed the procedures enumerated in the attached Summary Report of Findings for the year ended December 31, 2010, which were agreed to by the management of P.R. Herzig & Co., Inc., solely to assist the specified parties in evaluating P.R. Herzig & Co., Inc.'s compliance with Title III of the Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the Patriot Act), referred to as the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (Money Laundering Abatement Act). Management is responsible for P.R. Herzig & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures referred to below either for the purpose for which this report has been requested or for any other purpose.

The procedures we applied and our findings are as follows:

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors, management of P.R. Herzig & Co., Inc., the Securities and Exchange Commission and P.R. Herzig & Co., Inc.'s designated self-regulatory organization and is not intended to be, and should not be, used by anyone other than these specified parties.

MBAF-ERE CPAs, LLC

New York, NY
February 24, 2011

P.R. Herzig & Co., Inc. **Summary Report of Findings, p1** **Anti-Money Laundering Compliance Program Procedures**

Procedures performed by: MBAF-ERE CPAs, LLC Certified Public Accountants 440 Park Avenue South New York, New York 10016 Date of Procedures: January 19, 2011

The following procedures were performed in order to test the efficacy of P.R. Herzig & Co., Inc.'s Anti-Money Laundering (AML) Compliance Program and to ascertain whether the individuals charged with detecting and deterring money laundering are adhering to the Program for the year ended December 31, 2010. The results and comments on the respective procedures performed are listed below.

	Results		
	Favorable	Unfavorable	Comments
1. Confirm the integrity and accuracy of the procedures for the reporting of large currency transactions;	X		See attached pages 2 and 3
2. Include a review of forms filed with authorities, such as Forms 4789, 4790, CTR, SAR, etc.;	X		
3. Confirm the integrity and accuracy of the Company's record keeping activities and adherence to in-house record retention policies;	X		
4. Confirm compliance with the Company's new customer policies by conducting a review of a sampling of new account documentation, account reviews and transaction reviews;	X		
5. Review the Company's records as they relate to specific monitoring of transactions or accounts, or follow-up on reported unusual activity;	X		
6. Confirm adherence to the Company's internal reporting procedures;	X		
7. Confirm that all employees have been made aware of the Program and have documented training sessions required by the Company;	X		
8. Include steps necessary to ascertain that the Company is conducting an ongoing training program;	X		
9. Confirm that the Company's Anti-Money Laundering Compliance Program incorporates changes required as a result of new legislation or regulation;	X		
10. Obtain representations from management regarding compliance and record retention;	X		
11. Inquire as to whether any reports were prepared relative to compliance and internal policies;	X		

P.R. Herzig & Co., Inc. Summary Report of Findings, p2 Anti-Money Laundering Compliance Program Procedures	Procedures performed by: MBAF-ERE CPAs, LLC Certified Public Accountants 440 Park Avenue South New York, New York 10016 Date of Procedures: January 19, 2011

	Results		
	Favorable	Unfavorable	Comments
12. Determine that the responsible party is qualified for implementing and monitoring the Program;	X		
13. Review the Company's AML policy statement to determine that the policy is clearly articulated, complies with laws and regulations, includes all employees and has been distributed to all employees and;	X		
14. Determine that the Company has procedures for responses to FinCEN requests and for maintaining confidentiality in these responses.	X		

Received and Reviewed by:____________________ Date:__________________

P.R. Herzig & Co., Inc.
Report of Findings
AML Compliance Program Procedures

February 24, 2011

1. Obtained and reviewed the "Suspicious Activities Reporting" and "Currency Transaction Reports" sections of the client's anti-money laundering (AML) compliance program. The firm's policy strictly prohibits the receipt or deposit of cash into customer accounts; therefore, reporting of large currency transactions would not be likely. Inquired of the Chief Compliance Officer and reviewed transaction activity for the year ended 2010. No currency transactions were noted.

2. Reviewed the "Suspicious Activities Reporting" section of the client's AML compliance program. Inquired of client and reviewed transaction activity for the year 2010. Per inquiry of the Chief Compliance Officer and review of transaction activity, no forms were required to be filed with any authorities, including Forms 4789, 4790, CTR and SAR.

3. Obtained and reviewed the "AML Record Keeping" section of the client's AML compliance program. The firm's policy requires retention of customer account records and all books and records related to suspicious activities be retained according to the retention requirements under SEC Rule 17a-4. No forms were filed with federal or state authorities during the year 2010. Internal reporting documents, such as new account forms and joint owner forms, were prepared and stored in a filing cabinet that is kept locked. The key to this cabinet remains in the possession of the Chief Compliance Officer. Based on a sampling of new account information forms and inquiries of employees, it appears the Company is properly maintaining its books and records.

4. Obtained and reviewed the "Customer Identification Policy and Procedures" section of the client's AML compliance program. These procedures require that a new account form be completed for all new account setups, name changes or investment objective changes. After these forms are completed, the Chief Compliance Officer compares customer and related person names to the Office of Foreign Assets Control (OFAC) restricted persons lists. Customers selected for testwork appeared to have accurate and complete client account forms and documentation of the comparison of customer name to OFAC list.

5. Inquired of the Chief Compliance Officer regarding specific monitoring of transactions or accounts or follow up on reported unusual activity. When an exception is found, an error message will appear onscreen indicating the problem. We were unable to observe this occurrence as there were no errors at time of fieldwork.

6. Obtained and reviewed the "Suspicious Activities Reporting" section of the client's AML compliance program. The Company did not note any suspicious or unusual activities during the year 2010; therefore, no forms were required to be completed. Based upon inquiries of management and personnel and review of transaction activity and exception reports, company policies and procedures appear proper understood and adhered to.

7. Observed AML compliance program file which has been distributed to all employees. Obtained and reviewed the "Training Programs" section of the AML compliance program. The Company held its annual compliance meeting on December 14, 2010. Based on notes taken at the meeting, there were no complaints of suspicious activity in the past two years.

8. Obtained and reviewed notes from annual compliance meeting held in 2010. Based on inquiry with Chief Compliance Officer, the Company will hold a similar meeting on an annual basis.

9. Reviewed the NASD website and Federal Register Notices for any new legislation or regulation pertaining to AML. No new legislation or regulation was noted that affected the client's AML procedures for the year 2010. The Company created its AML Compliance Program to include all required elements as noted in the NASD Broker Dealer Compliance template for small businesses.

10. Obtained written representations from management of the Company stating that (1) the Company complied with the provisions of the Money Laundering Abatement Act; (2) all records maintained pursuant to the Act are retained in accordance with the record-keeping provisions of the Act.

11. Inquired of the Chief Compliance Officer as to whether there were any written reports prepared during the period relative to the Company's compliance with the Act and the Company's internal policies. Per inquiry, no reports were prepared.

12. Determined that there is a qualified person designated as responsible for implementing and monitoring the day-to-day operations of the AML compliance program and internal controls related to that program. The Chief Compliance Officer has an extensive background in the industry and possesses the necessary qualifications for this responsibility.

13. Reviewed the Company's AML policy statement and determined that it (1) clearly articulates their policy against money laundering and the funding of terrorist or criminal activity; (2) evinces a strong commitment to comply with all laws and regulations aimed at exposing and stopping money laundering; (3) states that every employee has a part in protecting the Company from money launderers and establishes penalties for non-compliance with Company and regulatory rules; (4) has been distributed to all appropriate personnel.

14. Determined that the Company has procedures in place for handling requests from FinCEN and for maintaining confidentiality of information provided in response to that request.

P.R. HERZIG & CO., INC.

SIPC Assessment Reconciliation
Agreed-Upon Procedures

DECEMBER 31, 2010

MBAF E:E
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Officers and Stockholders of
P.R. Herzig & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by P.R. Herzig & Co., Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating P.R. Herzig & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). P.R. Herzig & Co., Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting one insignificant difference of a $2 understatement of the payment on the report;

Check Date	Check Number	Payee	Check Amount	Amount on SIPC-7	Difference
7/13/10	16571	SIPC	$1,496.22	$1,494.22	$2.00
2/01/11	16721	SIPC	$1,741.86	$1,741.86	$0.00

2. Compared the amounts on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2010 to December 31, 2010, noting one insignificant difference. Total interest expense reported on Form SIPC-7 line 2c(9)(I) was $8,508 while the actual interest expense per focus reports and audited financial statements was $7,029. This $1,479 difference translates to an understatement in the General Assessment of less than $4;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF-ERE CPAs, LLC

New York, NY
February 24, 2011